CONVERTED ORGANICS INC.
7A Commercial Wharf West
Boston, MA 02110
January 23, 2008
VIA EDGAR AND FACSIMILE: (202) 772-9202
U.S. Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Stickel, Attorney

Re:	Converted Organics Inc. (the “Company”)
Post-Effective Amendment No. 2 to Form SB-2
File Number 333-135174

Dear Mr. Stickel:
          In connection with the proposed public offer and sale of securities under the above referenced Post-Effective Amendment No. 2 to Form SB-2 (the “Filing”), the Company hereby requests that the Filing become effective on Thursday, January 24, 2008, or as soon thereafter as practicable.
          With respect to this request the Company acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Converted Organics Inc.
By:	/s/ Edward J. Gildea
Edward J. Gildea, President and
Chief Executive Officer